Filed by: The Stanley Works
                          Pursuant to Rule 425 under the Securities Act of 1933
                             and deemed filed pursuant to Rule 14a-12 under the
                                                Securities Exchange Act of 1934
                                             Subject Company: The Stanley Works
                                                     Commission File No. 1-5224
                                          Registration Statement No.: 333-89200


The New Britain Herald  " Stanley CEO speaks out about future"
By Scott Whipple, Staff Writer

9 June 2002


NEW BRITAIN -- Ever since John Trani became president and CEO of The Stanley Works five years ago, he has chosen to make himself inaccessible to the media. However, on Friday Trani had a change in heart. He agreed to meet with The Herald Press's executive editor, Jonathan Cooper, and business reporter, Scott Whipple.

During the hour-long meeting held at Stanley headquarters, Trani was personable and open to questions from The Herald Press. He spoke freely of the stockholder vote to reincorporate in Bermuda. This vote was challenged by a lawsuit from Attorney General Richard Blumenthal and state treasurer, Denise Nappier. He also spoke candidly about Stanley's competitive situation and his reaction to the perception of the company by local residents and the media.

The Herald PRESS: You've made your case for reincorporating to Bermuda, yet it doesn't appear you've succeeded. What's your view on the situation?

Trani: Our number one competitor, Cooper Tools, has already reincorporated. But we're the company being chastised. It's illogical. I suppose it's because New Britain is a company town. U.S. tax rules have not kept up with the times. But, we have to deal with circumstances as they are; not as we wish them to be. We need to move ahead with a revote and hopefully get a reconfirmation of that vote.

The Herald PRESS: Prior to the last vote you held forums to explain policies and procedures to shareholders. Will you do that again?

Trani: No. (Congresswoman) Nancy Johnson suggested the forum at the high school, and I thought it was a good idea: that we give suggestions to people in the community concerned about living on their dividends--what they might do differently with their holdings to sustain or enhance their current income. That's why we did it.

The Herald PRESS: Some people complained that you didn't stay at the meeting to answer questions.

Trani: My view was that this was not a meeting for me to hawk this (reincorporation) proposal. I left to give people a chance to ask the experts what they might do about their own situation.

The Herald PRESS: You've said reincorporation would save Stanley $30 million. But it seems as if you're piling four times that amount on the backs of stockholders in capital gains.

Trani: That's absolutely true. The facts as you portray them are correct. We're asking shareowners to put into the government numbers--we can't talk about specifics. In return, shareowners will get a reduction in taxes. The company makes money; it either retains that money and grows it; or it gives the money to the shareowners directly in the form of dividends. Shareowners either pay individually or through the corporate entity; individually they pay taxes and the corporate entity pays taxes. So, one way or the other they're paying taxes.

We would not ask shareowners to put in a four-year payback; we would not suggest that four-year payback projects make sense.

The reinvestment of this tax rate deferential will increase the share price over time, build shareowner wealth, sustain the company, allow for the growth of jobs, and we'd have a stronger company. The manager's job is to propose; the shareowners' job is either to accept or reject. Last time, four of five people voted "yes"(for reincorporation). Let's say you have to pay $10,000 in taxes; you've made forty thousand on the stock.

The Herald PRESS: What will you do if the revote goes against reincorporation?

Trani: That's hypothetical.

The Herald PRESS: Do you have a game plan if you lose the vote?

Trani: That depends on what the differential is. What we do depends on the closeness of the vote. But, we will not take a third vote.

The Herald PRESS: What has been the reaction of Stanley's board of directors to the botched vote?

Trani: The board understood we might be subjected to passionate publicity. And, they understand the large competitive disadvantage we're under because of the tax rules.

The Herald PRESS: This was such an important vote, how could it have been mishandled?

Trani: We made a mistake. We--not someone else--found the mistake. We value integrity. It would have been easy for the individual who found it to say, "Let's not bring this (voting irregularities) up." That didn't happen, thank God.

The facts are: We found it.

We acted in accordance with what we thought we should do. The ratio of negative to favorable votes did not change over the time period. They stayed consistent. We made an honest error and corrected it.

The Herald PRESS: There are people in New Britain who wonder why Stanley didn't try harder to work with CCSU's Institute for Industrial Engineering Technology to keep some jobs in the city.

Trani: Let me give it to you straight. We're the only company left from the original hardware group. The reason is we're doing the things we need to do to be competitive.

It cost us 70 cents to make a hinge; the marketplace will pay 35 cents.

We were hemorrhaging money. We can make a hinge in Asia; fly it to your house on an airplane if necessary all at a lower cost. We've turned an unprofitable situation into a profitable one.

Until the mid '90s Stanley merely raised the price(to stay competitive). Now our foreign competitors can go to one place to service customers.

In other words, Home Depot is buying globally, not locally. When that started happening the world changed.

The Herald PRESS: Are you turning your back on the smaller hardware chains?

Trani: No. No. No. Our objective this year is to get to nine thousand dealers. We've made giant strides in trying to service the independents and have them grow because we'd like to add balance to the Home Depots, Lowes, and Wal-Marts. We've come up with what we call our "Magic Mile" program--a sixteen foot wall of Stanley goods placed in 300 independent stores.

The Herald PRESS: What happens to your factories in Mainland China if a new regime takes over and starts nationalizing industries?

Trani: That's another hypothetical question. We have plants all over the world, not just in China.

The Herald PRESS: When Stanley customers see your tools are no longer made in America that has to affect sales?

Trani: No. People don't understand: Stanley has had a global presence for a long time--pre-Trani. Frederick Stanley got our brand name known all over the world.

In fact, Stanley is better known in parts of Europe than it is in the U.S. A third of our market has moved from the U.S. and become global. This continues inexorably. If you have a commodity product, it's going to go where the low-cost producer is.

For example, we had attempted to move the hardware business from New Britain to Richmond (Virginia). Unsuccessful.

We took a baby step and were still uncompetitive. Now we're ramping up our hardware business to capture all of Home Depot's business.

We've never had better products.

The Herald PRESS: The perception on the part of some customers is that foreign-made tools are inferior.

Trani: Not any more. The world's changed. Most private brands are not made in the U.S. They're made elsewhere and they're selling just fine. We have a global world. No one wants to move outside the United States. The facts are that in order to be competitive you have to move. We were losing share, losing money, going out of business. That's no longer the case.

The Herald PRESS: This is an emotional issue ..

Trani:..articularly in a company town. I understand it. I don't like it. But we have to deal with the facts.

The Herald PRESS: Both Jim Maloney and Nancy Johnson have referred to Stanley's decision to reincorporate as "unpatriotic." Companies that won't be paying income taxes will still be able to enjoy the services. Your reaction?

Trani: The fact is, we are paying taxes. If we don't reincorporate, it's like being in a boxing ring with one arm tied behind your back. In the opposite corner is Cooper (Tools) and our foreign competitors. When the playing field is level we provide jobs; those jobs provide taxes. We provide a thriving company; that company reinvests in itself and grows. We view that as American and patriotic. What are the consequences of not doing it?

The Herald PRESS: Losing more jobs?

Trani: Absolutely. Taxes is a non-job threatening element. It's simple to do, but when you don't do it in a stewardship way (take advantage of tax breaks) you have an enormous problem.

The Herald PRESS:: Instead of going offshore, why couldn't your lobbyists work harder to change the tax code for American corporations?

Trani: There have been people before me who have attempted to change the international tax rules. Even Rep. Maloney has mentioned that Congress has been demonstrably unsuccessful.

Maybe this will coalesce everyone to come up with a comprehensive change (in the tax rules). But it's been impossible in Congress because of the various constituencies.

The Herald PRESS: The New York Times reported there are personal benefits to you and the board of directors if reincorporation goes through.

Trani: The New York Times article is totally, categorically, erroneous. When the shareowners benefit, I and those who have options, benefit.

If the share price doesn't rise, we don't benefit nor do the shareowners.

The numbers in the Times article are wrong.

The Herald PRESS: How is the mood of Stanley executives?

Trani: No one likes to be vilified in the press. We're all human beings. On the other hand, you have to do what you believe is right. A CEO likes to be popular, but respect is mandatory.

Respect only comes when people you lead believe what you're doing and saying is right.

For example, how many times has the local press reported that we've been voted vendor of the year, two out of the last three years?

The Herald PRESS: We've heard rumors you're preparing the company for a takeover. True or false?

Trani: False. I didn't come to here to sell the company. I came here to grow it.



The foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on Form S-4 was filed with the Securities and Exchange Commission ("SEC") and will contain a form of proxy statement / prospectus with respect to the reincorporation, providing details of the transaction. This registration statement will be available at the SEC's web site, http://www.sec.gov. When finalized, these documents will be available without charge at the SEC's web site and Stanley's web site, http://www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the reincorporation. Information about the directors and executive officers and ownership of stock is set forth in the proxy statement/prospectus relating to the annual meeting of The Stanley Works contained in the Form S-4 of The Stanley Works, Ltd. filed with the SEC on April 2, 2002.